

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
983 University Avenue, Bldg. B
Los Gatos, California 95032

> **Re: Aridis Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on June 9, 2023**
> **File No. 333-272128**

Dear Vu Truong:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Given that this is a best-efforts, no minimum, and self-underwritten offering in which you are not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete the reference to the total amount of proceeds you may receive from the offering in the header on the cover page. Additionally, when known, please revise the header to quantify the number of shares underlying the warrants and prefunded warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jeff Fessler